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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form [ ] 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

             [ ] Form [ ] N-SAR [ ] Form N-CSR


                 For Period Ended:     June 30, 2003
                                       -------------
                  [ ]    Transition Report on Form 10-K
                  [ ]    Transition Report on Form 20-F
                  [ ]    Transition Report on Form 11-K
                  [ ]    Transition Report on Form 10-Q
                  [ ]    Transition Report on Form N-SAR
                  [ ]     For the Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

CITGO Petroleum Corporation
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Full Name of Registrant
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Former Name if Applicable
One Warren Place, 6100 South Yale Avenue
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Address of Principal Executive Office (Street and Number)
Tulsa, Oklahoma  74136
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
     [X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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CITGO filed a registration statement relating to a proposed exchange offer to be made to the holders of its 11-3/8% senior notes due 2011, as required by the terms of those notes. As a normal part of that registration process, CITGO received comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") regarding, among other things, its Form 10-K annual report for the year ended December 31, 2002 and its Form 10-Q quarterly report for the quarter ended March 31, 2003. CITGO is working on changes to those reports in response to those comments. It does not expect the changes to result in any material change to its previously reported income, assets or liabilities. Due to the timing of the comments and the process within CITGO for reviewing proposed changes in reports filed with the SEC, CITGO has not yet finalized the changes. CITGO intends to reflect the same changes in its Form 10-Q quarterly report for the quarter ended June 30, 2003; however, it wishes to give the SEC Staff an opportunity to review those changes before making that filing. Consequently, it will be filing its Form 10-Q for the quarter ended June 30, 2003 after the prescribed due date.

PART IV -- OTHER INFORMATION


1. Name and telephone number of person to contact in regard to this notification

          Larry E. Krieg           918                    495-5656
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             (Name)            (Area Code)            (Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X] No [ ]

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes [X] No [ ]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    It is expected that the results for the six months ended June 30, 2003 will show a significant improvement in comparison to the results reported for the six months ended June 30, 2002. For the six months ended June 30, 2003, net income is approximately $250 million, compared to net income of approximately $81 million for the six months ended June 30, 2002. The improvement is due in part to the fact that, while sales prices per unit and costs per unit both increased, sales prices per unit increased at a greater rate when 2003 is compared to the same period in 2002.


                           CITGO Petroleum Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 14, 2003                          By Larry E. Krieg
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                                                  Controller
                                                  (Chief Accounting Officer)


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